FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

9 February 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

	By:	STEVEN JOHN WEBB

Steven John Webb
Date: 9 February 2005		Group Company Secretary and
General Counsel

Extraordinary General Meeting

Premier Farnell plc (the “Company”) announces that the resolution to amend the Company’s articles of association to enable the Company to de-register from the US Securities and Exchange Commission (“SEC”) was passed at today’s Extraordinary General Meeting.

246.7 million votes (96.7%) in favour of the resolution and 7.7 million votes against (3.04%) were cast by proxy.  0.7 million votes were withheld.

The Company will not be able to file for de-registration from the SEC unless and until the number of US shareholders, whether directly or through nominees, falls below 300 with respect to each of the ordinary and preference shares as separate classes.  Furthermore, the number of US shareholders in each class must remain below 300 after de-registration in order to avoid re-commencement of SEC reporting requirements.

The amendment to the articles of association gives the Company’s board the power to require ordinary shares or preference shares which are held by US shareholders to be sold to non-US persons.  If the board decides to exercise the compulsory transfer power, it will do so with the objective of reducing the number of US shareholders of each class to below 300.  It is not expected that the compulsory transfer power will be exercised prior to the Company’s announcement in March 2005 of its preliminary results for the financial year ended 30 January, 2005.

Copies of the Company’s articles of association, as amended, and the resolution passed at the Extraordinary General Meeting will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonade
Canary Wharf
London E14 5HS

Tel: 020 7676 1000

Enquiries:

James Garthwaite, Group Director, Communications
Premier Farnell plc     +44 (0) 20 7851 4100